Exhibit 99.3

NeoGames Enters into Definitive Agreement to be Acquired by Aristocrat for $29.50 per
Share in Cash

•	Transaction Values the Company at $1.2 billion
•	Purchase Price is approximately a 104% premium to the Company’s 3-month volume weighted average stock price

Luxembourg – May 15, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames or the "Company"), a technology-driven provider of end-to-end iLottery and iGaming solutions globally, announced today that it has entered into a definitive Business Combination Agreement (the “Agreement”) to be acquired by Aristocrat Leisure Limited (ASX: ALL) (“Aristocrat”), an entertainment and content creation company delivering world-leading mobile and casino games, for $29.50 per share in an all-cash transaction (the “Transaction”), representing an enterprise value of approximately $1.2 billion for NeoGames.

The transaction price represents a premium of approximately 104% over the volume weighted average price of NeoGames’ shares for the 3 months ending on May 12, 2023, the last trading day prior to today’s announcement of the Agreement.

“The NeoGames team has built a great company with a strong platform and differentiated assets and we are pleased that Aristocrat recognizes the value we’ve created as a leader across iLottery, iGaming and online sports betting,” said John E. Taylor, Jr.  Chairman of the Board of Directors of NeoGames. “After careful consideration, the Board determined that Aristocrat’s proposal provides shareholders with compelling value, further validating the strength of the business that NeoGames has built. We are pleased to have reached this agreement, which we believe benefits all of NeoGames’ shareholders as well as our various stakeholders.”

Moti Malul, Chief Executive Officer of NeoGames commented, “I am tremendously proud of our entire team at NeoGames, as together we have established our leadership position, driving our success across iLottery, iGaming, and online sports betting.  We are delighted that the team at Aristocrat recognizes the significance of what we have built, and the strategic opportunity to combine our complementary businesses.  We firmly believe that this Transaction represents a great outcome for all of NeoGames’ shareholders, customers and employees.”

Transaction Details and Anticipated Closing

Under the terms of the Agreement, NeoGames has agreed to transfer its statutory seat, registered office and seat of central administration from Luxembourg to the Cayman Islands and, as promptly as practicable thereafter, a wholly owned subsidiary of Aristocrat will merge with and into NeoGames, with NeoGames being the surviving company and a wholly owned subsidiary of Aristocrat.

The Board of Directors of NeoGames unanimously approved the Agreement and has recommended the Transaction. Following the consummation of the merger, all outstanding ordinary shares of NeoGames will be cancelled and converted into the right to receive $29.50 per share in cash and NeoGames will become a privately-held company and no longer be listed on any public market.

Completion of the Transaction is expected to occur within 12 months, and is contingent upon customary closing conditions, including receipt of regulatory approvals and the approval of NeoGames’ shareholders. NeoGames shareholders who hold a total of approximately 20,382,242 shares, representing approximately 61% of NeoGames’ outstanding shares, have executed a support agreement with Aristocrat pursuant to which they have irrevocably agreed to vote in favor of the Transaction.

Advisors

Stifel is acting as NeoGames’ financial advisor and Latham & Watkins LLP and Herzog Fox & Neeman are acting as legal counsel to NeoGames.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators, offering its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games and a range of value-add services. As a global B2G and B2B technology and service provider to state lotteries and other lottery operators, NeoGames offers its customers a full-service solution that includes all of the elements required for the offering of lottery games via personal computers, smartphones and handheld devices. NeoGames also offers an innovative sports betting platform, an advanced content aggregation solution and a complete set of B2B gaming tech and managed services.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to the Company’s current expectations and views of future events. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act.  All statements contained in this press release other than statements of historical fact, including, without limitation, statements about the expected timing of the Transactions, the satisfaction or waiver of any conditions to the proposed Transactions, anticipated benefits, growth opportunities and other events relating to the proposed Transactions, and projections about the Company’s business and its future revenues, expenses and profitability should be considered as forward looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: the risk that the Transactions may not be completed in a timely manner or at all, or that following the Continuation the Company may be required to reincorporate in Luxembourg, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the Transactions on the Company’s business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may exceed current expectations; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Parent’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities; demands in the Company’s customer end markets and for the Company’s services and/or products that exceed the Company’s capacity; ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties; the business combination or the combined company’s products may not be supported by third parties; actions by competitors may negatively impact results; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Parent and the Company operate; potential failure to meet the conditions set forth in the Business Combination Agreement; exposure to inflation, currency rates and other risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. It is not possible for our management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company cautions you therefore against relying on these forward-looking statements, and it qualifies all of its forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. SEC filings for the Company are available in the Investor Relations section of the Company’s website at ir.neogames.com.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction. NeoGames intends to furnish to the SEC and mail or otherwise provide to its shareholders an information statement on Form 6-K in connection with the proposed transaction with Aristocrat (the “information statement”) and this communication is not a substitute for such information statement or any other document that NeoGames may file with the SEC or send to its shareholders in connection with the proposed transaction. The information statement will be provided to the shareholders of NeoGames and will contain important information about the proposed transaction and related matters, including a copy of the Agreement. This communication is not a substitute for the information statement or any other document that may be filed or furnished by NeoGames with the SEC. Investors and shareholders are urged to read the information statement in its entirety and other relevant documents and materials filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the information statement and other documents filed with or furnished to the SEC by NeoGames on its Investors website (ir.neogames.com) or by writing to NeoGames S.A., 10 Habarzel Street, Tel Aviv 6971014, Israel.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

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